EXHIBIT 99.1
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NEWS RELEASE


APRIL 20, 2004


ARC ENERGY TRUST FILES ITS ANNUAL INFORMATION FORM
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CALGARY, APRIL 20, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
today filed its Annual Information Form which includes the Trust's reserves data and other oil and gas information for the year ended December 31, 2003 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the Trust's Annual Information Form may be obtained on WWW.SEDAR.COM.

ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $3.0 billion. The Trust currently estimates oil and gas production of approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

                         For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
 Telephone: (403) 503-8600   Fax: (403) 509-6417    Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9